Exhibit 99.5

Gary Giroux, P. Eng. MASc.
Giroux Consultants Ltd,
Suite 1215, 675 West Hastings St.
Vancouver, British Columbia, Canada
V6B 1N2

CONSENT OF QUALIFIED PERSON

I, Gary Giroux, P.Eng., consent to the public filing of the technical report titled “Preliminary Economic Assessment of the Ixtaca Project” and dated 13 May 2014 (the “Technical Report”) by Almaden Minerals Ltd.

I also consent to any extracts from or a summary of the Technical Report in the April 16, 2014 news release of Almaden Minerals Ltd.

I confirm that I have read the April 16, 2014 news release filed by Almaden Minerals Ltd. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 29th day of May, 2014.